FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2004

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ☒      Form 40-F     ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐      No     ☒

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date: 17th June, 2004	Efstratios-Georgios (Takis) Arapoglou
Chairman — Governor

ANNOUNCEMENT

National Bank of Greece S.A. announces that the second Repeat General Meeting of its Shareholders was held today at Megaro Mela and decided on amendments to articles 18, 21, 22, 23, 24, 27, 30 and 41 of the Bank’s Articles of Association. Upon their approval, these amendments, in line with modern management philosophy, as reflected, inter alia, in the spirit of legislation on corporate governance nowadays, and taking the institutional changes in the banking system into consideration, replace the titles of Governor and Deputy Governor by the titles of Chief Executive Officer and Deputy Chief Executive Officer, respectively and harmonize the Bank’s Articles of Association with the relevant provisions of Law 3016/2002 on Corporate Governance. The legal procedure for approval of the decision shall follow.

Athens, 17 June 2004